SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6–K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a–16 OR 15d–16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 12, 2002

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

Rivierstaete, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20-F   X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes                     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):                              N/A.

Ad Hoc Disclosure

The ad hoc disclosure dated July 12, 2002, and filed by the registrant with the Frankfurt Stock Exchange on July 12, 2002, regarding the registrant’s results for the year ended December 31, 2001, is attached to this report as Appendix A.

Press Releases

1.	The press release dated July 12, 2002, by the registrant, regarding the registrant’s results for the year ended December 31, 2001, is attached to this report as Appendix B.

2.
The supplemental press release dated July 12, 2002, by the registrant, regarding the registrant’s results for the year ended December 31, 2001, including selected financial information, is attached to this report as Appendix C.

3.
The press release dated July 12, 2002, by the registrant, regarding additional information about the terms of the agreement in principle for a restructuring of the registrant’s €200 million 10 5/8% Senior Subordinated Notes due 2010, is attached to this report as Appendix D.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch
Senior Executive Vice President and Chief Financial Officer

Date:    July 18, 2002

APPENDIX A

IFCO Systems N.V. announces Full Year 2001 Results

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

For the full year 2001, IFCO Systems reported a total net loss of US$201.3m, of which US$84.3m is related to discontinued operations. The majority of the US$117.0m loss on continuing businesses is made up of an impairment charge relating to IFCO’s world-wide crate pool as a result of the upgrade programme to a new crate generation. An impairment charge of US$65.3m was recorded against the carrying value of the worldwide pool, and in the same context a charge of US$4.8m related to fixed assets in the Pallet Pooling division in Canada. A further net loss of US$17.8m is related to non-operational charges which relate to non-recurring and restructuring items which were necessary to streamline and refocus the company on its core businesses and achieve profitability in the future. After these extraordinary charges the company recorded a loss on operations before tax of US$30.9m, (US$29.1m after tax) of which US$29.4m alone accounted for interest payments in 2001. Sales from continuing operations (which exclude revenues of US$3.3m from Argentina which was deconsolidated at end 2001, and of US$1.6m from ISL which was terminated at end 2001) for 2001 totalled US$375.7m compared to pro forma revenues of US$376.7m in the same period in 2000, a change of 0.3%. EBITDA, from continuing operations (in which EBITDA from Argentina and ISL have also been excluded) resulted in US$41.3m in 2001 compared to pro forma EBITDA of US$43.0 in 2000. The shortfall in the EBITDA expectations was primarily due to the worse economic environment in the US in H2 2001 and a significant write-off in the Pallet Pooling division in Canada which led to a loss in EBITDA, in this division, in Q4 2001. Total debt, as at December 31, 2001 was US$328.9m, compared to total debt at 31 December 2000 of US$362.6m. Year on year working capital improved by US$39.6m. The company announced on the 15 March, 2002 that it had commenced negotiations with the ad hoc committee of noteholders and that it would therefore not pay the interest due on the notes, resulting in an event of default under the Company’s senior subordinated notes, which has created a cross-default under the Company’s senior credit facility. The Company also currently has certain covenant defaults under the senior credit facility and is currently involved in ongoing discussions with the lenders to discuss its debt restructuring and amendments.

end of ad-hoc-announcement (c)DGAP 12.07.2002

Issuer’s information/explanatory remarks concerning this ad-hoc-announcement:

As previously announced the Company reached an agreement with the bondholders in principle on June 28, 2002 to restructure the senior subordinated notes by means of a debt-for-equity swap. The company will announce the terms of the proposed restructuring in due course.

The 2001 annual report will be filed with the Deutsche Börse AG on 12 July, 2002. For further information please go to our web page http://www.ifco.de or contact Gabriela Sexton, Investor Relations,  Tel.+089 744 91 223

WKN: 932117; ISIN: NL0000232940; Index:
Listed: Amtlicher Markt in Frankfurt (SMAX); Freiverkehr in Berlin, Bremen,
Düsseldorf, Hamburg, München, Stuttgart

A-1

APPENDIX B

For immediate release
July 12, 2002
Frankfurt: (FSE)

IFCO Systems N.V. Full Year 2001 Results

•	Revenues broadly unchanged compared to pro forma 2000

•	EBITDA for continuing businesses slightly below previous year

•	Reduction in expenses achieved

•	Reduction in bank debt

Amsterdam, July 12, 2001 [sic]—IFCO Systems N.V. (“IFCO Systems”, “IFCO” or the “Company”), a global leader in round-trip logistic systems and services, announces results for fiscal 2001.

In compliance with US GAAP, the numbers discussed below (including the pro forma 2000 numbers) relate only to the Company’s continuing businesses, except as noted.

For the full year 2001, IFCO Systems reported a total net loss of US$201.3m, of which US$84.3m is related to discontinued operations, resulting from the sale of the Pallet Manufacturing and Industrial Containers division. The majority of the US$117.0m loss on continuing businesses is made up of an impairment charge relating to IFCO’s world-wide crate pool as a result of the ongoing upgrade program to a new crate generation. Based on the negotiated timeframe of the replacement program, the company performed an analysis of the useful life of the existing pool and consequently, the potential for an impairment. Therefore, in accordance with SFAS (Statement of Financial Accounting Standards) No. 121, an impairment charge of US$65.3m was recorded against the carrying value of the world-wide crate pool. A further impairment charge of US$4.8m is related to fixed assets in the Pallet Pooling division in Canada.

A further net loss of US$17.8m is related to non-operational charges which primarily relate to non-recurring and restructuring items which were necessary to streamline and refocus the Company on its core businesses and achieve profitability in the future.

After these extraordinary charges the Company recorded a loss on operations, before taxes, of US$30.9m (US$29.1m after tax), of which interest payments alone accounted for US$29.4m in the year 2001.

Sales from continuing operations (which exclude revenue of US$3.3m from Argentina which was deconsolidated at end 2001, and revenues of US$1.6m from ISL which was terminated at end 2001) for 2001 totalled US$375.7m compared to pro forma revenues of US$376.7m in the same period in the prior year, a change of 0.3%.

EBITDA from continuing operations (in which Argentina and ISL EBITDA have also been excluded), resulted in US$41.3m in 2001 compared to pro forma EBITDA of US$43.0m in the prior year period, with the EBITDA margin declining slightly from 11.4% in pro forma 2000 to 11.0% in 2001.

The shortfall in the EBITDA expectations was primarily due to the worse economic environment in the U.S. in the second half of the year which impacted the Pallets Services division and a significant write-off in the Pallet Pooling division in Canada which led to an EBITDA loss, in this division, in Q4 2001.

This shortfall was mainly compensated by the significant reduction in overhead expenses of US$7.7m. Further savings were achieved in reducing overall SG&A expenses down to 13.9 as a percentage of sales in 2001.

RPC trips increased by 5.1%, which led to a rental revenue increase of 5.5%, while other sales declined by 23% compared with the previous year. As a result, the RPC division achieved revenues of US$152.9m in the full year 2001 which is 3.3% higher than the prior year. The pool-size of 70.5 million crates at the end of 2001 is almost unchanged since year end 2000, due to the company’s decision not to grow the current pool in order to improve utilization. EBITDA in 2001 for the RPC business totalled US$33.0m, compared to US$32.1m in the prior year, an increase of 2.8%. The EBITDA margin for the RPC business remained almost unchanged in 2001, with 21.6% compared to 21.7% in the year 2000. RPC North America showed particularly strong growth in revenues and

EBITDA.

Pallet Services revenues for 2001 amounted to US$205.0m compared to pro forma revenues of US$210.9m in 2000 which was a decline of 2.8%. The sales decline, and specifically the decline in the EBITDA performance of US$18.8m for the full year 2001 compared to US$25.3m in the year 2000, reflect the tough U.S. economic environment in the second half of the year. The events of Sept. 11 resulted in a drastic drop in consumer confidence which caused a supply and demand imbalance in pallets, leading to severe price erosions. Margins significantly deteriorated in the second half, declining from 12.2% in the second half of 2000 to 6.7% in second half 2001.

Pallet Pooling Services in Canada achieved revenues of US$17.8m in 2001, which is unchanged compared to 2000. However, in Q4 the Company detected irregular internal business processes resulting in an EBITDA loss of US$2.2m for total 2001 compared to a positive EBITDA of US$1.5m in the prior year. The existing management was replaced and under new leadership, this division is expected to return to EBITDA profitability by the second quarter of 2002.

Debt, including the EUR 200m 10 5/8 Senior Subordinated Notes as well as capital lease obligations, as at Dec. 31, 2001 totalled US$328.9m against US$362.6m as at Dec. 31, 2000. The reduction, reflects the proceeds of the sale of the Pallet Manufacturing division in October 2001.

Year on year working capital improved by US$39.6m. Operational cash flow, including discontinued businesses, was negative US$4.1m compared to negative US$7.7m in the year 2000.

The Company announced on March 15, 2002 that it had commenced negotiations with an ad hoc committee of noteholders and that it would therefore not pay the interest due on its senior subordinated notes, resulting in an event of default under the Company’s senior subordinated notes, in turn triggered a cross-default under the Company’s senior credit facility. The Company also currently has certain covenant defaults under the senior credit facility. The Company is involved in ongoing discussions with the lenders on the senior credit facility regarding its debt restructuring and amendments to the senior credit facility provisions.

As previously announced, after negotiations with an ad hoc committee of noteholders representing the holders of over 70% of the outstanding principal amount of the senior subordinated notes, the Company reached an agreement in principle on June 28, 2002 to restructure the senior subordinated notes by means of exchanging the senior subordinated notes for the Company’s ordinary shares in a debt-for-equity swap. The Company will announce the terms of the proposed restructuring in due course.

Following the resignation of Jim Griffin, president North America, at the end of the year 2001, David Russell was appointed president, North America in December 2001. David was recruited by IFCO Systems in 2000 and had previously been senior vice president and general manager of the RPC Division in North America.

The company intends to release the results for the Q1 2002 in the week beginning July 15, 2002 and will hold a conference call on the 23 July 2002, details of which will be posted on the Company’s Web page in due course.

The full year 2001 financial statements will be filed today with the Deutsche Borse AG and will be available on the Company’s Web page www.ifco.de or www.ifcosystems.com.

The statements in this press release regarding management’s expectations, estimates and projections constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems’ results to differ materially from those expectations. Such risks and uncertainties include, but are not limited to: (1) the Company’s significant indebtedness; (2) the Company’s ability to complete a restructuring of its debt; (3) the cost and availability of financing for operations, capital expenditures and contemplated growth; (4) the ability to comply with covenants of credit agreements to which IFCO Systems is a party and to make required payments of interest and principal; (5) the ability to comply with covenants of the indenture governing the Company’s senior subordinated notes and to make required payments of interest and principal; (6) IFCO Systems’ ability to effectively integrate its operations and achieve its operational and growth objectives; (7) the competitive nature of the container businesses, including returnable plastic containers, or RPCs, and pallets; (8) customer demand and business and economic cycles; (9) seasonality; (10) weather conditions; (11) availability and cost of used pallets; (12) changes in national or international politics and economics; (13) currency exchange rate fluctuations; and (14) changes in capital and financial markets, including the performance of companies listed on the

B-2

Frankfurt Stock Exchange. This announcement should be read in conjunction with the filings made by the Company with the U.S. Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management’s expectations.

For more information, please contact:

Gabriela Sexton

Investor Relations
e-mail: Gabriela.Sexton@ifco.de
+49 89 744 91 223

B-3

APPENDIX C

IFCO Systems N.V. Full Year 2001 Results

•	Revenues broadly unchanged compared to pro forma 2000
•	EBITDA for continuing businesses slightly below previous year
•	Reduction in expenses achieved
•	Reduction in bank debt

Please find attached some financials to supplement the IFCO Systems N.V. FS 2001 release

http://reports.huginonline.com/866614/105640.pdf

For more information please contact:

Gabriela Sexton
Investor Relations
email: Gabriela.Sexton@ifco.de
+49 89 744 91 223

FS 2001—Attachments

Revenues [thsd US-$]							Variances Act 2001 Act 2000
	Act Q1/01	Act Q2/01	Act Q3/01	Act Q4/01	Act 2001	Act 2000	US$		%
RPC	40.154	36.370	39.561	36.828	152.913	148.086		4.827		3,3
Pallet Services	54.057	54.270	48.902	47.810	205.039	210.877	-	5.838	-	2,8
Pallet Pooling Services	4.292	4.784	4.859	3.856	17.791	17.768		23		0,1

Total*	98.503	95.424	93.322	88.494	375.743	376.731		-988	-	0,3

*	These numbers do not include revenues from Argentina, which was deconsolidated at end of 2001 and revenues from ISL (IFCO Systems Logistic GmbH), which was terminated in 2001.

ISL	1.651	2.354
Argentina	3.349	4.430

	380.743	383.515

EBITDA [thsd US-$]								Variances Act 2001 Act 2000
	Act Q1/01	Act Q2/01	Act Q3/01	Act Q4/01	Act 2001		Act 2000	US$	%
RPC	8.848	8.264	9.118	6.727		32.957	32.070	887		2,8
Pallet Services	5.397	6.916	2.820	3.664		18.797	25.265	-6.468		-25,6
Pallet Pooling Services	134	455	405	-3.226	-	2.232	1.526	-3.758	-	246,3

Total*	14.379	15.635	12.343	7.165		49.522	58.861	-9.339		-15,9

Overhead	-2.410	-2.530	-2.801	-455	-	8.196	-15.896	7.700		-48,4
EBITDA after OH	11.969	13.105	9.542	6.710		41.326	42.965	-1.639		-3,8

*	These numbers do not include EBITDA from Argentina or ISL

C-2

Income Statement 2001

Continuing business only	2001 continuing business
[thsd US-$]
Revenues (US-GAAP)	380.743
less: non-recurring revenues Argentina	(3.349)
less: non-recurring revenues IFCO Cargo (ISL)	(1.651)

Revenues, recurring	375.743
Gross profit before depreciation	93.307
in % of sales	24,5%
Gross profit	59.380
in % of sales	15,6%
SG&A and other expenses, recurring	52.923
in % of sales	13,9%
EBITDA	41.325
in % of sales	10,9%
Depreciation CoS	33.927
Depreciation SG&A	941

EBITA	6.457
in % of sales	1,7%
Amortization	8.017

EBIT	(1.560)
in % of sales	-0,4%
Interest expense, net	(29.373)

PBT before non-recurring	(30.933)
in % of sales	8,1%
Foreign currency gain (loss)	15.661
Impairment of property, plant and equipment	70.120
Restructuring costs	3.695
Non-recurring expense	29.745

Profit before tax (PBT)	(118.832)
in % of sales	-31,2%
Tax	1.790

Net Income from continuing operations (US-GAAP)	(117.042)
in % of sales	-30,7%
Loss from discontinued operations	(84.236)

Net Income (US-GAAP)	(201.278)

C-3

APPENDIX D

For immediate release
Date .12 July 2002
Frankfurt: (IFE)

IFCO Systems N.V. Provides Additional Information Regarding Terms of Debt Restructuring

IFCO Systems N.V. (“IFCO” or the “Company”) today announces further details of the economic terms of the agreement in principle regarding a restructuring of the Company’s EUR 200 million 10.625% Senior Subordinated Notes due 2010 (the “Notes”). The agreement in principle between the Company and a committee (the “Ad Hoc Committee”) representing the holders (the “Noteholders”) of in excess of 70% of the outstanding principal amount of the Company’s Notes to exchange the Notes for ordinary shares in IFCO in a debt for equity swap was announced on June 28, 2002.

Under the terms of the proposed restructuring, all capital lease obligations of the Company will remain unaffected and are to be paid in full as such claims become due and payable. Trade creditors, vendors, suppliers and other general unsecured and unsubordinated creditors of the Company will remain unaffected by the proposed restructuring and are to be paid in full as such claims become due and payable.

It is not expected that any chosen implementation method of the proposed restructuring will affect any of the Company’s European subsidiaries or have any material impact on the business operations of the Company in Europe or North America. It is also intended that any chosen implementation method will not cause any interruption to the service provided to IFCO’s customers, trade creditors, vendors, and suppliers. In any event, as mentioned above, the Company’s trade creditors, vendors and suppliers will remain unaffected and unimpaired and are to be paid in full as such claims become due and payable.

Further details regarding the proposed restructuring are attached hereto as Annex A. The consummation of the proposed restructuring is subject to certain conditions detailed in Annex A.

For further information, please contact:

IFCO Systems N.V.
Karl Pohler, Chief Executive Officer	Tel: +49 89 7449 1112
Michael Nimtsch, Chief Financial Officer	Tel: +49 89 7449 1121

Gleacher & Company
Robert A. Engel, Managing Director	Tel: +44 207 484 1121
Kenneth Ryan, Director	Tel: +44 207 484 1133

Financial Advisors to the Ad Hoc Committee of Noteholders:
Houlihan Lokey Howard & Zukin Capital
Joseph Swanson, Senior Vice President	Tel: +44 207 839 3355
Milos Brajovic, Vice President	Tel: +44 207 747 2722

Close Brothers Corporate Finance Limited
Peter Marshall, Director	Tel: +44 207 655 3768

The statements in this press release regarding management’s expectations, estimates and projections constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems’ results to differ materially from those expectations. Such risks and uncertainties include, but are not limited to: (1) the Company’s significant indebtedness; (2) the Company’s ability to complete a restructuring of its debt; (3) an agreement being reached on an amendment to the Company’s existing senior credit facility which is satisfactory to the Company’s senior bank creditors and the Ad Hoc Committee; (4) the cost and availability of financing for operations, capital expenditures, and contemplated growth; (5) the ability to comply with covenants of credit agreements to which IFCO Systems is a party and to make required payments of interest and principal; (6) the ability to comply with covenants of the indenture governing the Company’s senior subordinated notes and to make required payments of interest and principal; (7) IFCO Systems’ ability to effectively integrate its operations and achieve its operational and growth objectives; (8) the competitive nature of the container businesses, including returnable plastic containers, or RPCs, and pallets;

(9) customer demand and business and economic cycles; (10) seasonality; (11) weather conditions; (12) availability and cost of used pallets; (13) changes in national or international politics and economics; (14) currency exchange rate fluctuations; and (15) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange. This announcement should be read in conjunction with the filings made by the Company with the U.S. Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management’s expectations.

For more information please contact:

Gabriela Sexton
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 15
82049 Pullach-Germany
+49 89 744 91 223
email: Gabriela.Sexton@ifco.de

These materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and management, as well as financial statements.

Annex A

Detailed Terms for the Restructuring

The Company:	IFCO Systems N.V.

The Issuer:	IFCO Systems N.V.

Subsidiary Guarantors:	Each of the companies in the IFCO Group which have guaranteed the Issuer’s obligations under the Notes.

Senior Bank Creditors:
The syndicate of banks comprising Bank One NA, Canadian Imperial Bank of Commerce, The Royal Bank of Scotland, Bank of Nova Scotia, Dresdner Bank AG (New York and Grand Cayman branches), National City Bank, Banque Paribas and Comerica Bank.

Administrative Agent:	Bank One, NA.

Noteholders:	Beneficial holders of the Notes.

Restructuring:
Notes:    The Notes (including all accrued interest) will be exchanged for ordinary shares of the Company representing on a primary basis 90% of the issued ordinary share capital of the Company immediately following the Restructuring in accordance with the terms and subject to the conditions of this Term Sheet and the Restructuring Agreement to which this Term Sheet shall be annexed.

Senior Bank Creditors:    The Senior Bank Creditors will remain unimpaired in all respects with the existing security package remaining unchanged. The Company will use its reasonable best efforts to agree to appropriate terms with the Senior Bank Creditors to ensure adequate credit facilities and working capital are available to the IFCO Group for the twelve (12) month period following closing of the Restructuring on such terms as are reasonably satisfactory to the Ad Hoc Committee.

Capital Lease Providers: All capital lease obligations will remain unaffected by the proposed Restructuring and will be paid in full as such claims become due and payable.

Schoeller Wavin Systems AG (“SWS”):    Management of the Company will use its reasonable best efforts to renegotiate more favorable terms of the payment agreement with SWS, subject to the consent of the Ad Hoc Committee (or its successors) which shall not be unreasonably withheld.

Seller Notes:    The Company is in the process of negotiating a settlement with the holders of the Seller Notes. The Company will pursue the most economical option of either (i) purchasing the Seller Notes at a significant discount to their face value, or (ii) discharging the Seller Notes through a Chapter 11 proceeding under the U.S. Bankruptcy Code. The cost and terms of any such settlement or the terms of any such discharge in a Chapter 11 proceeding shall be subject to the consent of the Ad Hoc Committee, which consent shall not be unreasonably withheld.

General Unsecured Obligations:    All other general unsecured and unsubordinated creditors of the Company, other than the Noteholders, will remain unaffected by the proposed Restructuring and will be paid in full as such claims become due and payable. The Noteholders agree to waive any claims they may otherwise have in relation to the IFCO Group paying all general unsecured creditors other than the Noteholders in connection with the Restructuring Steps (as defined below).

Ordinary Equity:    The Current Shareholders will be diluted to hold 10% of the issued ordinary share capital of the Company immediately following the Restructuring in accordance with the terms and subject to the conditions of this Term Sheet and the Restructuring Agreement to which this Term Sheet shall be annexed.

In addition, the Current Shareholders will be issued with a single tranche of freely transferable and assignable warrants (the “Exchange Warrants”) that shall be convertible into up to 25% of the ordinary shares of the Company. The Exchange Warrants will be exercisable for a period of 30 days immediately following determination of the equity valuation of the Company (the “Exercise Period”) (see “Valuation” below) with the equity over which the Exchange Warrants are exercisable to be determined as set out in Table A. The Current Shareholders will not be required to provide consideration to the Company in order to exercise the Exchange Warrants, except that if required by Dutch law, the exercise price shall be EUR 0.01 per share. For the avoidance of doubt, and assuming that no other securities are issued, the Current Shareholders will own 35% of the ordinary shares of the Company if all Exchange Warrants are converted into ordinary shares, but before the provision of 5% of the issued ordinary share capital of the Company for issuance pursuant to the management share incentive plan.

In the event of any one or more issuance of equity (the “Equity Issuance”), individually or in the aggregate exceeds 0.5% of the issued and outstanding equity of the Company immediately following closing of the Restructuring, Table A will be adjusted as follows:

Each number in Columns 3 and 4 will be multiplied by a factor equal to X/(X+Y) where X is the total number of shares post-exercise of Exchange Warrants as if the Equity Issuance had not occurred and Y is the number of shares issued pursuant to the Equity Issuance. Each number in Column 2 will be multiplied by a factor equal to (X+Y)/X where X is the total number of shares post-exercise of Exchange Warrants as if the Equity Issuance had not occurred and Y is the number of shares issued pursuant to the Equity Issuance.

An alternative structure to the warrant structure described above may be the issuance of Class B ordinary shares to its Current Shareholders which would be convertible into a certain number of Class A ordinary shares (the existing ordinary shares of the Company) at the Valuation Date based on the same economic and valuation parameters reflected in the ordinary share / warrant scheme described above.

The Company and the Ad Hoc Committee shall evaluate in good faith the merits of changing the warrant structure described above to an alternate Class A / Class B ordinary share structure for the Restructuring.

Existing Options, Warrants and Other Instruments:
The Company agrees to use its reasonable best efforts to cancel, to the extent practicable, all options, warrants or any other instruments issued to any party by the Company on or prior to the completion of the Restructuring (the “Effective Date”). To the extent that such options, warrants or other instruments are not cancelled prior to the Effective Date or are not cancelled in consideration of grants of new options under the management share incentive plan, the Noteholders will be issued additional shares to preserve the value of their agreed 90% using an appropriate methodology to be mutually agreed upon in the definitive Restructuring Agreement.

Valuation:
As of the later of (i) 30 September 2005; and (ii) the third anniversary date following completion of the Restructuring (the “Valuation Date”), the Board will use the Market Method (as described below) to determine the equity value of the Company for the purposes of allocating additional equity.

The method for determining the Company’s equity value shall be to (i) take the daily weighted (by reference to volume) average share price for a period starting from 30 business days prior to the Valuation Date and ending 30 business days after the Valuation Date (the “Valuation Period”), (ii) multiply such share price by the average number of shares issued and outstanding throughout this period, and (iii) multiply the observed market value by the factor referenced in Table B of this Term Sheet (the “Market Method”).

Notwithstanding the foregoing, if a majority of the Board determines that there has been a suspicion of market manipulation during the Valuation Period, then the Board will also determine the Company’s equity value using the Multiple Method (as described below), and to the extent the Market Method differs from the Multiple Method by 10% or more, then the matter shall be referred by the Company to the President of the Institute of Chartered Accountants of England and Wales for the purposes of appointing a single arbitrator (the “Arbitrator”). If the variance between the Market Method calculation and the Multiple Method calculation is less than 10%, the Board shall allocate additional equity based on the equity value determined by the Market Method.

For the purposes of this Term Sheet, the equity valuation using the Multiple Method shall be calculated by (y) multiplying the reported EBITDA for the Company in the year ended on the Valuation Date by the multiple of 8 and (z) subtracting net indebtedness, which is calculated as all funded debt instruments (including capital leases and preference shares) less cash and cash equivalents (the “Multiple Method”).

Upon appointment, the Arbitrator shall commission and review the valuation opinions provided by three independent international investment banks (the “Third Party Investment Banks”). Each of the following three parties shall select one of the three Third Party Investment Banks: (i) the three directors appointed to the New Board (as defined below) by the Ad Hoc Committee (or its successors), (ii) the three directors appointed to the New Board by the Principal Shareholders, and (iii) the Arbitrator. The Arbitrator shall allocate the additional equity based on equity valuation equal to the average of the valuation analyses of the three Third Party Investment Banks.

Prior to the Effective Date of the Restructuring, the Company, the Principal Shareholders and the Ad Hoc Committee shall agree on instructions to be provided to the three Third Party Investment Banks for use in preparing their valuation analysis (said instructions to be annexed to the definitive Restructuring Agreement), provided, however, that such instructions (a) will not include either a change of control premium or a strategic buyer premium in assessing the valuation, (b) will indicate that the purpose of said valuation analysis is to eliminate the effect of market manipulation on the Company’s equity which may impact the Market Method, (c) will indicate that any such valuation should be an equity valuation and not a per share valuation, and (d) will indicate that each respective valuation analysis must result in a single “point” valuation of the Company’s equity value and will be based on information that management of the Company would ordinarily make available to equity analysts.

Shareholders and Their Undertakings:
The Current Shareholders shall be required to approve as required under applicable Dutch law (a) the increase of the Company’s share capital necessary to create sufficient share capital of the Company to enable the ordinary shares to be allotted to the Noteholders plus additional shares, as appropriate, to provide for the management incentive plan pursuant to the proposed Restructuring, (b) the reduction of the par value of the ordinary shares to EUR 0.01, and (c) any other necessary amendments to the Company’s Articles of Association to implement the Restructuring.

The Principal Shareholders shall be required to vote their shares in favor of the increase of the Company’s share capital described above and all other matters approved by the Current Shareholders in connection with the Restructuring in accordance with this Term Sheet and the Restructuring Agreement.

The Restructuring Agreement shall contain appropriate voting undertakings from the Principal Shareholders which shall ensure that if any such shareholder sells, assigns or otherwise conveys their respective shares in the Company, the transferee’s assumption of the undertakings shall be a condition of such a sale, assignment or conveyance of those shares, and the Principal Shareholders shall also procure that the transferee shall exercise its votes in favor of any resolutions in support of the Restructuring. In addition, in the formal undertakings, the Principal Shareholders shall disclose their identities and shareholdings.

All new shares issued will carry pre-emption rights. Prior to the issue of new shares it is presently intended that the number of shares will be reduced through a 10:1 consolidation of share capital (according to current estimates) and a concomitant reduction in nominal share capital, in accordance with Dutch law.

Noteholder Undertakings:
Holders of the Notes shall, to the extent permitted under the terms of the Indenture governing the Notes (the “Indenture”), agree to waive all defaults arising under the Indenture pertaining to the Notes until the Effective Date of the Restructuring or the earlier termination of the Restructuring Agreement.

In addition and in effecting the Restructuring, holders of the Notes shall (i) consent to the removal and/or amendment of all material non-payment covenants in the Indenture; and (ii) agree not to declare or take any action to trigger any event of default resulting in an acceleration of the obligations of the Notes under the Indenture, until the Effective Date of the Restructuring or the earlier termination of the Restructuring Agreement.

Noteholders owning at least 75% of the Notes shall enter into formal undertakings committing them to support the Restructuring upon the terms and subject to the conditions specified herein and upon the terms and subject to the conditions of a Restructuring Agreement which will be signed by at least 75% of all Noteholders (“Consenting Noteholders”) and to which this Term Sheet shall be annexed. The Restructuring Agreement shall contain appropriate voting undertakings from Consenting Noteholders which shall ensure that if any such holder sells, assigns or otherwise conveys its respective claim, the transferee’s assumption of the undertakings shall be a condition of such a sale, assignment or conveyance of those claims. In addition, in the formal undertakings, the Consenting Noteholders shall disclose their identities and holdings of Notes.

Structure of Transaction:
The exchange of the Notes for ordinary shares will be implemented through a Dutch Akkoord to equitise the Notes in favor of the Noteholders and a filing of certain of the Company’s U.S. subsidiaries under Chapter 11 of the U.S. Bankruptcy Code (together, the “Proceedings Steps”). Should for any reason the number of Consenting Noteholders exceed 97% of the Notes, then the method of implementation of the Restructuring shall, as mutually agreed upon between the Company and the Ad Hoc Committee, be modified to include a voluntary exchange offer in respect of the Notes (the “Exchange Offer Steps”, and together with the Proceedings Steps, the “Restructuring Steps”), in place of the Dutch Akkoord and U.S. Chapter 11 filing referred to herein.

Management Undertakings:
The members of the Board of the Company and the boards of IFCO Systems GmbH and IFCO Systems North America Inc. shall take all requisite actions as may be necessary to effect the Restructuring and the Restructuring Steps.

Registration Requirements:
One or more registration exemptions for the new shares and Exchange Warrants will be availed of in the US and/or the UK, failing which registration will take place in the US and/or UK. In addition, customary resale registration rights will be provided to those holders requiring the same. In respect of the Netherlands and/or the Republic of Germany, the new shares and warrants will be issued in accordance with applicable local laws.

Listings:
Post-Restructuring, it is the intention of the Company to ensure that, to the extent practicable, the Company’s ordinary shares and Exchange Warrants, if appropriate, will be listed on the Frankfurt Stock Exchange or another stock exchange as is mutually agreed upon by the Ad Hoc Committee and the Principal Shareholders.

Information Rights:
Post-Restructuring, the Company will remain subject to (i) the periodic reporting requirements imposed by the Securities Exchange Act of 1934, as amended (the “1934 Act”), for as long as required under the rules and regulations promulgated under the 1934 Act, and (ii) the reporting requirements of the Frankfurt Stock Exchange, so long as the Company’s ordinary shares remain listed thereon.

Management Share Incentive Plan:
Prior to the Restructuring, the Company will provide for a management share incentive plan covering 5% of the Company’s fully diluted ordinary share capital immediately following the completion of the Restructuring. Options granted will be priced as agreed between management, the Board and the Ad Hoc Committee (or its successors). Other terms of the management share incentive plan, including numbers of options awarded and identities of recipients, will be proposed by the Board and agreed to by the Ad Hoc Committee, or agents of the Ad Hoc Committee, prior to the Restructuring.

Board Representation Rights:
Prior to the closing of the Restructuring but after the execution of the Restructuring Agreement by at least 75% of Consenting Noteholders, Consenting Noteholders shall have the right to appoint one member to the Company’s Board to monitor the Restructuring and Restructuring Steps, as is more particularized in the Restructuring Agreement to which this Term Sheet shall be annexed. The Noteholders’ Board representative shall be required to approve any material corporate actions proposed to be taken by the Company or any subsidiary that is not in accordance with this Term Sheet or the Restructuring Agreement. The Noteholders’ Board representative shall be entitled to serve on any committee of the Board, and shall also have a veto on actions proposed by any such committee.

The Principal Shareholders agree to approve any consequential amendments to the Company’s Articles of Association which may be required to make such veto rights effective in accordance with applicable Dutch laws (if any), prior to the closing of the Restructuring.

By the close of the Restructuring, the shareholders of the Company shall elect a new Board (the “New Board”). The New Board shall comprise seven directors in total. The Ad Hoc Committee (or its successors) shall appoint three directors to the New Board from among four nominees whose identities shall be provided to the Principal Shareholders for their selection. The Principal Shareholders shall appoint three directors to the New Board from among four nominees whose identities shall be provided to the Ad Hoc Committee (or its successors) for their selection. One director shall be appointed to the New Board jointly by both the Principal Shareholders and by the Ad Hoc Committee (or its successors) from among the present members of the Company’s management. Upon the closing of the Restructuring, Mr. Christoph Schoeller will be elected as Chairman of the New Board. Following the expiry of six (6) calendar months after the appointment of the New Board, an election will be held for a new Chairman. All members of the New Board shall then be entitled to stand for the position of Chairman, save that each New Board member shall not be entitled to vote for his own election to that position.

This structure of the New Board shall remain in place until the later of the Exercise Period or other valid resolution of shareholders voting at a shareholders meeting, convened and conducted in accordance with Dutch law. The Ad Hoc Committee and the Principal Shareholders shall agree upon appropriate mechanisms and use their respective reasonable best efforts to ensure that this arrangement regarding Board representation is implemented in accordance with the statutory requirements of Dutch law. Following the closing of the Restructuring, except as set out below or may be required by applicable law, matters to be determined by the Company’s Board and/or its shareholders shall not be subject to supermajority or similar rights.

Supermajority Board Approval:
Subject to the statutory requirements of Dutch law, and save for any matters which may otherwise relate to any refinancing of the Senior Credit Facility, certain actions taken by the Company prior to the Exercise Period and until the exercise or expiration of the Exchange Warrants shall require the affirmative vote of at least 5 of the 7 Board members of the Company for approval, which actions shall be limited to, the following:

• Acquisition or disposition of material assets, recapitalization, transformation, spin-off, consolidation, merger or reorganization or sale of the Company;

• any material borrowing, to the extent not provided for in the Management Business Plan, dated as of 19, April 2002;

• declaration or payment of dividends or other distributions or formulation of a change to the general policy with respect to declaration or payment of dividends;

• proposed amendments to the Company’s Articles of Association; and

• issuance of additional securities by the Company except warrants issued pursuant to any management compensation or Share Incentive Plans.

Advisory Fees:
All fees to the professionals incurred as part of the Restructuring shall be paid by the Company in accordance with the terms of engagement agreed in writing with them prior to the closing of the Restructuring. Detailed transaction costs and estimates shall be provided to the Ad Hoc Committee as soon as reasonably practicable and in any event, prior to the signing of the Restructuring Agreement contemplated by this Term Sheet.

Conditionality of Transaction:
Implementation of the Restructuring upon the principal terms herein specified is further subject to the satisfaction (or waiver by the Ad Hoc Committee) of the following conditions : (i) this agreement in principle by the Company, its principal shareholders and the Ad Hoc Committee of the terms set out herein by no later than 5 p.m. London time on Thursday, 27 June 2002; (ii) the Senior Bank Creditors agree to reinstate their borrowings in accordance with the terms of the Senior Credit Facility and do not accelerate any claim for payment under the Senior Credit Facility until the completion of the Restructuring Steps and the Senior Bank Creditors agree to a term sheet which will also be agreed upon by the Company and the Ad Hoc Committee; (iii) the successful commencement and implementation of the Restructuring Steps; (iv) the necessary resolutions having been adopted by the Current Shareholders and the Articles of Association having been amended to create the equity necessary to implement the Restructuring; (v) no material adverse tax consequences for the IFCO Group shall arise from the Restructuring; (vi) no termination and/or acceleration of any payment obligation of any contract of any company in the IFCO Group which could reasonably be expected to have a material adverse effect on the IFCO Group taken as a whole; and (vii) except for litigation known at the time of definitive documentation, no litigation is pending or threatened which if resolved in a manner adverse to the IFCO Group could reasonably be expected to cause a material adverse effect on the IFCO Group taken as a whole.

Share Allocation – Hypothetical Illustration:	See Table A for clarification of the allocation of equity following exercise of Exchange Warrants at the specified equity values.

Publicity:
Except as may be (i) required of the Company under applicable securities laws, including, but not limited to, the periodic reporting requirements imposed on the Company by the Securities Exchange Act of 1934, as amended, and (ii) required of the Company by the rules and regulations of any securities exchange or quotation system with which the Company complies, in each case on advice of counsel, the content and timing of any public disclosure of the terms of the Restructuring or the terms of the Term Sheet by the Company shall be mutually agreed in advance between the Ad Hoc Committee (or its successors) and the Company.

TABLE A

Number of shares over which Exchange Warrants may be exercised(1)(2)(3)	Exercisable if Equity Value equals or falls between	Noteholder Shareholding post-exercise of Exchange Warrants	Current Shareholder Shareholding post-exercise of Exchange Warrants
1.1	€310,000,000 and €329,999,999	89.0%	11.0%
2.3	€330,000,000 and €349,999,999	88.0%	12.0%
3.4	€350,000,000 and €369,999,999	87.0%	13.0%
4.7	€370,000,000 and €389,999,999	86.0%	14.0%
5.9	€390,000,000 and €409,999,999	85.0%	15.0%
7.1	€410,000,000 and €429,999,999	84.0%	16.0%
8.4	€430,000,000 and €449,999,999	83.0%	17.0%
9.8	€450,000,000 and €469,999,999	82.0%	18.0%
11.1	€470,000,000 and €489,999,999	81.0%	19.0%
12.5	€490,000,000 and €509,999,999	80.0%	20.0%
14.6	€510,000,000 and €529,999,999	78.5%	21.5%
16.9	€530,000,000 and €549,999,999	77.0%	23.0%
19.2	€550,000,000 and €569,999,999	75.5%	24.5%
21.6	€570,000,000 and €589,999,999	74.0%	26.0%
24.1	€590,000,000 and €609,999,999	72.5%	27.5%
26.8	€610,000,000 and €629,999,999	71.0%	29.0%
29.5	€630,000,000 and €649,999,999	69.5%	30.5%
32.3	€650,000,000 and €669,999,999	68.0%	32.0%
35.3	€670,000,000 and €689,999,999	66.5%	33.5%
38.5	Above €690,000,000	65.0%	35.0%

(1)
For the avoidance of doubt, the proportion of equity over which Exchange Warrants may be exercised will be the specific amount set out in the schedule above and will not be a cumulative amount for valuation ranges up to the determined valuation.

(2)	Assumes there are 100 shares issued and outstanding immediately following the closing of the Restructuring with Current Shareholders holding 10 shares and Noteholders holding 90 shares.
(3)
For the avoidance of doubt, numbers in this column have been rounded to one decimal place. The true number of shares shall be calculated more accurately by reference to the exact percentages as set out in the final two columns of this table.

TABLE B

Total Equity Value	Noteholders Value	Old Equity Value	Observable Market Value(1)	Gross-Up Multiple (2)

300	270	30	300.00	1.0000
320	284	36	315.56	1.0141
340	298	42	331.11	1.0268
360	312	48	346.67	1.0385
380	326	54	362.22	1.0491
400	340	60	377.78	1.0588
420	352	68	391.11	1.0739
440	364	76	404.44	1.0879
460	376	84	417.78	1.1011
480	388	92	431.11	1.1134
500	400	100	444.44	1.1250
520	407	113	452.22	1.1499
540	414	126	460.00	1.1739
560	421	139	467.78	1.1971
580	428	152	475.56	1.2196
600	435	165	483.33	1.2414
620	439	181	487.78	1.2711
640	443	197	492.22	1.3002
660	447	213	496.67	1.3289
680	451	229	501.11	1.3570
700	455	245	505.56	1.3846

(1)
To the extent that an Observable Market Value lies between two specified values, the Gross-Up Multiple shall be determined by linearly interpolating between the two Gross-Up Multiples corresponding to the two Observable Market Values between which the actual Observable Market Value lies.

(2)	Shown as to four decimal places.